Exhibit 99.1

China Yuchai Announces Partial Sale of Shares in Thakral Corporation Ltd

Singapore, Singapore –May 7, 2019 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today the sale by its indirect subsidiary Venture Delta Limited (“VDL”) of 4,782,764 of VDL’s 10,122,667 voting shares held in Thakral Corporation Ltd (“Thakral”).

Pursuant to the voluntary conditional cash partial offer (the “Partial Offer”) made on March 4, 2019 by W Capital Markets Pte. Ltd. for and on behalf of Prime Trade Enterprises Limited (the “Offeror”), to acquire 26,510,000 ordinary shares in the issued and paid-up share capital of Thakral (the “Offer Shares”), VDL tendered an aggregate of 4,782,764 shares in Thakral to the Offeror, comprising:

i.	VDL’s acceptance of the Partial Offer of 28.9 per cent of VDL’s shares in Thakral (comprising 2,925,450 shares) (“Relevant Percentage Offer Shares”); and

ii.	the shares tendered by VDL in excess to the Relevant Percentage Offer Shares and accepted by Offeror under the Partial Offer (comprising 1,857,314 shares) (“Excess Shares”),

(the Relevant Percentage Offer Shares and Excess Shares collectively referred to as “VDL Total Tendered Shares”).

The cash consideration of S$0.50 per share under the Partial Offer amounts to a total consideration of S$2,391,382 for the 4,782,764 VDL Total Tendered Shares. The transfer of the VDL Total Tendered Shares to the Offeror was completed on April 30, 2019. VDL has consequently ceased to be a substantial shareholder of Thakral, with VDL’s direct interest in Thakral reducing from 7.74% before the transaction to 4.08% after the transaction.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2018, GYMCL sold 375,731 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in the Company’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward looking statements are applicable only as of the date it is made and the Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com